Exhibit 99.1

Part D Management Services, LLC

Financial Statements

As of December 31, 2008 and 2007 and for the Years Ended December 31, 2008, 2007, and 2006

Report of Independent Auditors

The Board of Managers of

Part D Management Services, LLC

We have audited the accompanying balance sheets of Part D Management Services, LLC (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Part D Management Services, LLC at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Part D Management Services, LLC will continue as a going concern. As more fully described in Note 1 to the financial statements, the strategic alliance between the members of the Company was terminated effective December 31, 2008. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

/s/ Ernst & Young LLP

Certified Public Accountants

Orlando, Florida

March 9, 2009

Part D Management Services, LLC

Balance Sheets

	December 31
	2008	2007
	(In Thousands)

Assets
Cash and cash equivalents	$580	$701
Accounts receivable (due from affiliates)(Note 4)	14,436	5,925
Accounts receivable (due from others)(Note 4)	—	25
Prepaid expenses	—	—

Current assets	15,016	6,651

Fixed assets (net of accumulated depreciation of $365 in 2008 and $244 in 2007)	—	121

Total assets	$15,016	$6,772

Liabilities and members’ equity
Liabilities:
Accrued liabilities (due to affiliates)(Note 5)	$877	$892
Accrued liabilities (due to others)(Note 5)	271	2,638

Current liabilities	1,148	3,530

Members’ equity:
Equity, American Exchange	6,934	1,621
Equity, CVS Caremark	6,934	1,621

Total members’ equity	13,868	3,242

Total liabilities and members’ equity	$15,016	$6,772

See accompanying notes.

Part D Management Services, LLC

Statements of Operations

	Years Ended December 31,
	2008	2007	2006
	(In Thousands)

Revenues:
Per member per month revenue(Note 2)	$12,684	$11,421	$9,514
Risk management revenue(Note 2)	136,568	108,948	75,099
Rebate revenue(Note 2)	—	503	17,307
Interest income	96	395	408

Total revenues	149,348	121,267	102,328

Expenses:

Salaries and benefits	1,019	1,881	1,490
Printing and postage	1,296	2,689	5,042
Call center and telephone	332	1,267	1,849
Advertising, selling and promotional	420	1,249	669
Other expenses	655	853	904

Total expenses	3,722	7,939	9,954

Net income	$145,626	$113,328	$92,374

See accompanying notes.

Part D Management Services, LLC

Statements of Changes in Members’ Equity

	Equity, American Exchange	Equity, CVS Caremark	Total
	(In Thousands)

Balance at December 31, 2005	$(980)	$(980)	$(1,960)
Net income	46,187	46,187	92,374
Contributions	1,250	1,250	2,500
Distributions	(40,500)	(40,500)	(81,000)

Balance at December 31, 2006	$5,957	$5,957	$11,914
Net income	56,664	56,664	113,328
Distributions	(61,000)	(61,000)	(122,000)

Balance at December 31, 2007	$1,621	$1,621	$3,242
Net income	72,813	72,813	145,626
Distributions	(67,500)	(67,500)	(135,000)

Balance at December 31, 2008	$6,934	$6,934	$13,868

See accompanying notes.

Part D Management Services, LLC

Statements of Cash Flows

	Years Ended December 31,
	2008	2007	2006
	(In Thousands)

Operating activities
Net income	$145,626	$113,328	$92,374
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense Changes in operating assets and liabilities:	121	123	121
Prepaid expenses	—	86	1,143
Accounts receivable	(8,486)	3,955	(9,146)
Accrued expenses	(2,382)	(2,028)	1,114

Net cash provided by operating activities	134,879	115,464	85,606

Financing activities
Cash proceeds from capital contributions	—	—	2,500
Distributions to members	(135,000)	(122,000)	(81,000

Net cash used in financing activities	(135,000)	(122,000)	(78,500)

Net (decrease) increase in cash and cash equivalents	(121)	(6,536)	7,106
Cash and cash equivalents, beginning of period	701	7,237	131

Cash and cash equivalents, end of period	$580	$701	$7,237

See accompanying notes.

Part D Management Services, LLC

Notes to Financial Statements

December 31, 2008 and 2007

1. Organization and Nature of Operations

Part D Management Services, LLC (PDMS) is a Delaware limited liability company formed pursuant to an operating agreement (the Operating Agreement) between Universal American Corp. (UAC), a specialty health and life insurance holding company incorporated in the State of New York, and Caremark Rx LLC (formerly PharmaCare Management Services, Inc.), a wholly owned subsidiary of CVS Caremark Corp. (Caremark). UAC and Caremark (the Members) entered into the Operating Agreement pursuant to the March 21, 2005 execution of a Master Strategic Alliance Agreement (the Alliance Agreement) between Caremark and CHCS Services, Inc. (CHCS), a wholly owned subsidiary of Universal American Corp., which was subsequently amended and restated on July 22, 2005. The strategic alliance covered the Prescription Pathways Medicare Part D prescription drug plan (the PDP) offered by UAC in conjunction with Caremark. Per the Alliance Agreement, PDMS was formed to manage and oversee the strategic alliance between Caremark, CHCS, and certain subsidiaries of UAC. The participating UAC subsidiaries include American Progressive Life & Health Insurance Company of New York, Pennsylvania Life Insurance Company, and Marquette National Life Insurance Company (collectively, the UAC Insurance Companies). PDMS began operations on May 25, 2005.

Caremark and UAC, through its wholly owned subsidiary, American Exchange Life Insurance Company (American Exchange), have a 50% membership interest in PDMS. Each year, PDMS is required to distribute to each member the excess cash received during the year over its operating capital in proportion to the member’s membership interest in PDMS. The timing and amount of all other distributions are at the discretion of the Board of Managers. The Board of Managers consists of one manager appointed by UAC and one manager appointed by Caremark. The Members are not liable for the expenses, liabilities, or obligations of PDMS beyond the amount contributed to the capital of PDMS, except as provided for by the Delaware Limited Liability Company Act.

The UAC Insurance Companies and Caremark entered into the Alliance Agreement to develop, implement, and operate Medicare prescription drug plans that offer private outpatient prescription drug benefit plans (Part D plans) to eligible Medicare beneficiaries under Part D of the Medicare program. The UAC Insurance Companies act as sponsors of Part D plans. Caremark operates as a third-party pharmacy benefits manager for the Part D plans. The UAC Insurance Companies pharmacy benefits costs are based on rates as contracted with Caremark. PDMS principally performs management, marketing, and risk management services on behalf of the UAC Insurance Companies and Caremark, for which it receives fees and other remuneration (see Note 2).

Part D Management Services, LLC

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

1. Organization and Nature of Operations (continued)

The Alliance Agreement was effective through December 31, 2007 and automatically renewed, on an annual basis, for successive Medicare Part D coverage years beginning on January 1, 2008, unless either UAC or Caremark delivered to the other party a notice of offer to purchase all of such other party’s equity interest or dissolution was negotiated. On February 13, 2008, UAC and Caremark announced that the strategic alliance would end as of December 31, 2008, subject to regulatory approval. On July 31, 2008, PDMS received approval from the Centers for Medicare and Medicaid Services (CMS) of the Novation Agreement for Change of Ownership of a Medicare Prescription Drug Plan (PDP) Line of Business. As such, effective January 1, 2009, PDMS will no longer manage the strategic alliance and will not earn revenue or incur expenses related to the 2009 PDP year. PDMS will continue to operate in 2009 solely to service the run-off activity related to pharmacy claims, rebates, and revenue related to prior PDP years. As there has been no change in the nature of operations during the year ended December 31, 2008, the accompanying financial statements have been prepared on a going concern basis. Upon dissolution of PDMS in 2009, following the run-out of prior year PDP claims, the economic interest of PDMS would be split equally between UAC and Caremark to match the 50% voting and ownership rights held by each entity.

Additionally, as a result of the termination, PDMS did not perform open enrollment marketing activities for the 2009 PDP year. These activities occur, and the associated expenses are incurred, in the fourth quarter of the preceding year. Because the open enrollment marketing activities for the 2009 PDP year were handled directly by UAC and Caremark, PDMS did not incur or record those expenses during the year ended December 31, 2008.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Part D Management Services, LLC

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenues are primarily comprised of per member per month revenue, risk management revenue, and rebate revenue.

PDMS is remunerated at an agreed upon rate for the management and marketing services it provides. PDMS earns this rate for each month of enrollment of the UAC Insurance Companies’ Part D plan enrolled members. The per member per month revenue is recognized in the period the management and marketing services have been performed.

Per the Alliance Agreement, PDMS assumes risk related to the difference between the actual amounts paid to pharmacies for drugs dispensed to the UAC Insurance Companies’ Part D enrollees and the contracted reimbursement rates established in pharmacy benefit management agreements between the UAC Insurance Companies and Caremark. These amounts are recorded as risk management revenue in the statements of operations in the period that the pharmacy benefit costs are incurred.

In accordance with the Alliance Agreement, during the year ended December 31, 2006, PDMS received a portion of rebates paid to Caremark by pharmaceutical manufacturers in connection with an agreement with the pharmaceutical manufacturers for formulary placement specifically related to the Medicare Part D plans sponsored by the UAC Insurance Companies. For the Part D plan year ended December 31, 2007 and all subsequent years, CMS issued clarifying guidance which required that all rebate amounts related to pharmaceutical drug benefits be recorded by the appropriate plan sponsors and included in a risk corridor adjustment, which permits CMS and the plan sponsors to share the risk associated with the ultimate costs of the Part D benefit. During the year ended December 31, 2007, PDMS recorded $503,000 in rebate revenue related to the final settlement of pharmacy benefit costs incurred in the 2006 Part D plan year. Effective January 1, 2007, PDMS did not earn or record rebate revenue related to the 2007 and 2008 plan years as all amounts were earned and recorded by the plan sponsors in accordance with CMS guidance.

Marketing Costs

Marketing costs are expensed when the related marketing activities take place.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased.

Part D Management Services, LLC

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

2. Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable are stated at estimated net collectible amounts.

Fair Value of Financial Instruments

The fair value of financial instruments such as cash and cash equivalents, receivables, and payables approximate their carrying value due to the short-term nature of these instruments.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation, and consist of computer hardware and software. Depreciation expense is computed using the straight-line method over the estimated useful lives, typically three years, of the underlying assets.

Maintenance and repairs costs are charged to expense in the year incurred.

Employee Benefits

All of the costs for salaries, payroll taxes, general liability insurance, workers’ compensation insurance, health insurance, 401(k) plans, etc. are initially paid by Caremark or UAC to (or for) PDMS employees. Caremark and UAC then bill PDMS for any salary or benefit costs incurred on behalf of PDMS. Salary costs are billed to PDMS as actual costs incurred and benefit costs are billed as an allocation.

Income Taxes

PDMS is not a taxable entity for federal income tax purposes. As such, it does not directly pay federal income taxes. PDMS’s taxable income or loss is passed through to Caremark and UAC for federal income tax reporting.

3. Related-Party Transactions

As described in Notes 1 and 2, PDMS has entered into agreements with related parties to provide management, marketing, and risk management services. PDMS obtains the majority of its revenue through these agreements and services. See the statements of operations for specific amounts of revenue obtained from related parties. Amounts due to (from) related parties as of December 31, 2008 and 2007 are disclosed in Notes 4 and 5.

Part D Management Services, LLC

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

4. Accounts Receivable

Accounts receivable, consisting primarily of amounts due from related parties, are as follows:

		December 31
Due From	Description	2008	2007
		(In Thousands)

Caremark	Risk management services	$14,392	$5,350
UAC subsidiaries	Agent debit balances and other	44	575
Other	Other	—	25

		$14,436	$5,950

5. Accrued Liabilities

Accrued liabilities, including amounts due to related parties, are as follows:

		December 31
Due To	Description	2008	2007
		(In Thousands)

Various unrelated parties	Marketing costs	$271	$2,638
Caremark and UAC subsidiaries	Allocated salaries, benefits, and other	877	892

		$1,148	$3,530